UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

November 3, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Abgenix, Inc.

File No. 333-112285 - CF#24180

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Amgen, Inc., (successor to Abgenix, Inc.), submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information Abgenix, Inc. excluded from the Exhibits to a Form S-3 registration statement filed on January 28, 2004.

Based on representations by Amgen, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through October 15, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel